
03022984

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NEC Electronics Corporation

*CURRENT ADDRESS 7-1, Shiba 5-chome
Minato-ku, Tokyo
Japan

**FORMER NAME

**NEW ADDRESS



PROCESSED
JUN 30 2003
THOMSON
FINANCIAL

FILE NO. 82- 34733 FISCAL YEAR 3/31/03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: [signature]

DAT : 6/23/03

82-34733

INDEX TO OUR COMBINED FINANCIAL STATEMENTS



RECEIVED
JUN 20 2003
OFFICE OF INTERNATIONAL CORPORATE
FINANCE — CORPORATION FINANCE

ARIS
3-31-03

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholder
NEC Electronics Corporation

We have audited the accompanying combined balance sheets of NEC Electronics Corporation (the "Company") as of March 31, 2002 and 2003, and the related combined statements of operations, changes in shareholder's equity and cash flows for each of the three years in the period ended March 31, 2003, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of NEC Electronics Corporation at March 31, 2002 and 2003, and the combined results of its operations and its cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

We have also reviewed the translation of the financial statements mentioned above into United States dollars on the basis described in Note 3. In our opinion, such statements have been translated on such basis.

/s/ Ernst & Young

Tokyo, Japan
June 13, 2003

NEC ELECTRONICS CORPORATION

COMBINED BALANCE SHEETS

	March 31		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Assets			
Current assets:			
Cash and cash equivalents	¥ 12,573	¥ 78,216	$ 662,847
Notes and accounts receivable, trade:			
Related party	22,165	26,334	223,169
Other	83,499	97,929	829,907
Allowance for doubtful notes and accounts	(699)	(406)	(3,441)
Loans receivable from related party	6,861	2,888	24,475
Inventories	94,137	77,077	653,195
Deferred tax assets	4,757	8,285	70,212
Prepaid expenses and other current assets	5,286	4,897	41,500
Total current assets	228,579	295,220	2,501,864
Investments:			
Marketable securities	9,818	5,368	45,492
Investments, other	2,475	2,776	23,526
	12,293	8,144	69,018
Property, plant and equipment:			
Land	17,989	17,797	150,822
Buildings	234,832	233,004	1,974,610
Machinery and equipment	914,776	881,567	7,470,907
Construction in progress	17,648	9,107	77,178
	1,185,245	1,141,475	9,673,517
Accumulated depreciation	(855,063)	(852,471)	(7,224,331)
	330,182	289,004	2,449,186
Other assets:			
Deferred tax assets	45,622	49,635	420,636
License fees and other intangibles	12,144	11,194	94,864
Other	1,295	2,292	19,424
	59,061	63,121	534,924
	¥ 630,115	¥ 655,489	$ 5,554,992
Liabilities and shareholder's equity			
Current liabilities:			
Short-term borrowings:			
Related party	¥ 115,281	¥ —	$ —
Other	11,600	21,297	180,483
Current portion of long-term debt	7,875	5,038	42,695
Current portion of obligation under capital leases to related party	760	1,105	9,364
Notes and accounts payable, trade:			
Related party	30,504	38,211	323,822
Other	77,644	89,244	756,305
Accounts payable, other and accrued expenses:			
Related party	1,819	12,183	103,246
Other	35,262	31,845	269,873
Accrued income taxes:			
Related party	—	4,167	35,314
Other	3,851	3,986	33,780
Other current liabilities	13,606	9,801	83,059
Total current liabilities	298,202	216,877	1,837,941
Long-term liabilities:			
Long-term debt	13,664	88,791	752,466
Obligation under capital leases to related party	1,366	5,554	47,068
Accrued pension and severance costs	75,318	100,030	847,712
	90,348	194,375	1,647,246
Minority shareholders' equity in combined subsidiaries	8,623	5,310	45,000
Commitments and contingent liabilities			
Shareholder's equity:			
Net investment by NEC Corporation	242,509	—	—
Common stock:			
Authorized — 400,000,000			
Issued on November 1, 2002 and outstanding at March 31, 2003 — 100,000,000	—	50,000	423,729
Additional paid-in capital	—	216,744	1,836,814
Retained earnings	—	1,672	14,169
Accumulated other comprehensive income (loss)	(9,567)	(29,489)	(249,907)
	232,942	238,927	2,024,805
	¥ 630,115	¥ 655,489	$ 5,554,992

See notes to combined financial statements.

NEC ELECTRONICS CORPORATION

COMBINED STATEMENTS OF OPERATIONS

	Year ended March 31			
	2001	2002	2003	2003
	(Millions of yen)			(Thousands of U.S. dollars)
Sales and other income:				
Net sales	¥830,756	¥684,268	¥725,093	$6,144,856
Gain on sales of property, plant and equipment and other	8,999	2,167	3,573	30,279
Interest and dividend income	935	714	377	3,195
Net foreign exchange gain	3,093	1,390	—	—
Gain on sales of investments in securities	10,257	11	162	1,373
	854,040	688,550	729,205	6,179,703
Costs and expenses:				
Cost of sales	562,325	524,754	518,122	4,390,864
Research and development	101,181	99,759	96,666	819,203
Selling, general and administrative	97,148	99,772	80,102	678,831
Restructuring charges	2,989	34,588	—	—
Formation costs	—	—	1,813	15,364
Loss on sales or disposal of property, plant and equipment and other	9,809	9,213	10,214	86,560
Interest	2,579	2,468	2,211	18,737
Net foreign exchange loss	—	—	3,083	26,127
Loss on investments in securities	586	1,881	1,904	16,136
	776,617	772,435	714,115	6,051,822
Income (loss) before income taxes and minority interest in income (losses) of combined subsidiaries	77,423	(83,885)	15,090	127,881
Provision (benefit) for income taxes	32,146	(29,023)	8,234	69,780
Income (loss) before minority interest in income (losses) of combined subsidiaries	45,277	(54,862)	6,856	58,101
Minority interest in income (losses) of combined subsidiaries	88	(1,624)	(2,766)	(23,441)
Net income (loss)	¥ 45,189	¥(53,238)	¥ 9,622	$ 81,542

	2003	2003
	(Yen)	(U.S. dollars)
Pro forma net income (loss) per share	¥ 96.22	$ 0.82

See notes to combined financial statements.

NEC ELECTRONICS CORPORATION

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

	Year ended March 31							
	2001		2002		2003		2003	
	(Millions of yen)						(Thousands of U.S. dollars)	
Net investment by NEC Corporation:								
Balance at beginning of year	¥250,558		¥295,747		¥ 242,509		$ 2,055,161	
Net income (loss) prior to November 1, 2002	45,189	¥45,189	(53,238)	¥(53,238)	7,950	¥ 7,950	67,373	$ 67,373
Contribution to capital	—		—		(250,459)		(2,122,534)	
Balance at end of year	¥295,747		¥242,509		¥ —		$ —	
Common stock:								
Balance at beginning of year	¥ —		¥ —		¥ —		$ —	
Contribution to capital	—		—		50,000		423,729	
Balance at end of year	¥ —		¥ —		¥ 50,000		$ 423,729	
Additional paid-in capital:								
Balance at beginning of year	¥ —		¥ —		¥ —		$ —	
Contribution to capital	—		—		216,744		1,836,814	
Balance at end of year	¥ —		¥ —		¥ 216,744		$ 1,836,814	
Retained earnings:								
Balance at beginning of year	¥ —		¥ —		¥ —		$ —	
Net income on and after November 1, 2002	—		—		1,672	1,672	14,169	14,169
Balance at end of year	¥ —		¥ —		¥ 1,672		$ 14,169	
Accumulated other comprehensive income (loss):								
Balance at beginning of year	¥ (7,518)		¥ (4,954)		¥ (9,567)		$ (81,077)	
Foreign currency translation adjustments		13,048		4,719		(3,248)		(27,525)
Minimum pension liability adjustment, net of tax		(8,134)		(9,144)		(15,165)		(128,517)
Unrealized gains (losses) on marketable securities, net of tax		(2,350)		(188)		(1,509)		(12,788)
Other comprehensive income (loss)	2,564	2,564	(4,613)	(4,613)	(19,922)	(19,922)	(168,830)	(168,830)
Comprehensive income (loss)		¥47,753		¥(57,851)		¥(10,300)		$ (87,288)
Balance at end of year	¥ (4,954)		¥ (9,567)		¥ (29,489)		$ (249,907)	

See notes to combined financial statements.

NEC ELECTRONICS CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

	Year ended March 31			
	2001	2002	2003	2003
	(Millions of yen)			(Thousands of U.S. dollars)
Cash flows from operating activities				
Net income (loss)	¥ 45,189	¥(53,238)	¥ 9,622	$ 81,542
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	113,460	110,661	88,414	749,271
Deferred income taxes	(1,382)	(30,788)	(2,379)	(20,161)
Loss on property, plant and equipment, net	3,989	26,816	4,785	40,551
Realized (gain) loss on marketable securities	(786)	624	1,527	12,941
Provision for pension and severance costs, less payments	4,426	18	3,435	29,110
Minority interest in income (losses) of combined subsidiaries	88	(1,624)	(2,766)	(23,441)
(Increase) decrease in notes and accounts receivable	14,053	(2,377)	(20,495)	(173,686)
(Increase) decrease in inventories	(4,299)	50,942	15,756	133,525
Increase (decrease) in notes and accounts payable	614	(32,590)	26,747	226,669
Increase (decrease) in other current liabilities	213	(15,534)	463	3,924
Other, net	1,768	8,658	(277)	(2,347)
Net cash provided by operating activities	177,333	61,568	124,832	1,057,898
Cash flows from investing activities				
Proceeds from sales of property, plant and equipment	34,081	28,153	7,022	59,508
Additions to property, plant and equipment	(154,291)	(153,867)	(63,153)	(535,195)
Net proceeds from sales of marketable securities	1,016	20	325	2,754
(Increase) decrease in loans receivable from related party	(9,297)	8,781	3,803	32,229
Increase in other investment securities	(774)	(911)	(673)	(5,703)
Other, net	(4,701)	(5,667)	(3,877)	(32,856)
Net cash used in investing activities	(133,966)	(123,491)	(56,553)	(479,263)
Cash flows from financing activities				
Proceeds from long-term debt	493	2,326	81,226	688,356
Repayments of long-term debt	(16,919)	(10,290)	(7,950)	(67,373)
Increase (decrease) in short-term borrowings	(38,431)	71,722	(74,811)	(633,992)
Repayments of lease obligation to related party	(3,440)	(1,749)	(1,138)	(9,644)
Other, net	(36)	(47)	674	5,712
Net cash provided by (used in) financing activities	(58,333)	61,962	(1,999)	(16,941)
Effect of exchange rate changes on cash and cash equivalents	1,144	535	(637)	(5,398)
Net increase (decrease) in cash and cash equivalents	(13,822)	574	65,643	556,296
Cash and cash equivalents at beginning of year	25,821	11,999	12,573	106,551
Cash and cash equivalents at end of year	¥ 11,999	¥ 12,573	¥ 78,216	$ 662,847
Supplemental disclosures of cash flow information				
Cash paid during the year for:				
Interest	¥ 2,042	¥ 1,994	¥ 1,794	$ 15,203
Income taxes	1,649	4,799	2,389	20,246
Non-cash financing transaction				
Contribution of short-term borrowings to capital	—	—	15,611	132,297

See notes to combined financial statements.

NEC ELECTRONICS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS
March 31, 2003

1. Background and Basis of Presentation

NEC Electronics Corporation was formed on November 1, 2002 as a wholly owned subsidiary of NEC Corporation ("NEC") as a result of a separation by new incorporation *(shinsetsu bunkatsu)* under the corporate separation *(kaisha bunkatsu)* provisions of the Commercial Code of Japan. Pursuant to NEC's separation plan, substantially all of NEC's semiconductor business operations and related assets and liabilities, excluding those related to the general-purpose DRAM business, were transferred to NEC Electronics Corporation, at historical cost, in exchange for the issuance to NEC of 100,000,000 shares of its common stock. On November 1, 2002, NEC Electronics Corporation acquired most of the assets that were intended to be transferred from NEC by operation of law. However, certain asset transfers, specifically, the investments in Beijing Hua Hong NEC IC Design Co., Ltd., of which NEC owns 55.59%, and Shougang NEC Electronics Co., Ltd., of which NEC owns 51%, have not been completed because these transfers are subject to Chinese government approval and registration. The accompanying combined financial statements have been prepared on the basis that all intended asset transfers, including the investments in these Chinese subsidiaries, have been completed as planned. NEC had operated the businesses which were transferred to NEC Electronics Corporation as an internal division and through various business units and subsidiaries.

NEC Electronics Corporation and its subsidiaries (the "Company") is a leading integrated provider of system-level semiconductor solutions for electronic products and systems across a variety of key markets in the communications, computing and peripherals, consumer electronics, and automotive and industrial sectors. As an integrated device manufacture, the Company continuously accumulates design, development, and manufacturing expertise.

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a basis which reflects the historical combined financial statements of the transferred business assuming that the Company had existed as a stand-alone company for all periods prior to the corporate separation. The combined financial statements included herein for periods prior to the corporate separation may not necessarily be indicative of the results of operations, financial position and cash flows of the Company had it operated as a separate company, nor are they an indicator of future performance.

For periods prior to the corporate separation, the combined statements of operations include all revenues and costs and expenses directly and indirectly attributable to the Company. The amounts related to the Company have been determined by segregating amounts related to the operations of the Company from those related to the operations retained by NEC. The determination of costs and expenses was made by reference to individual records for costs and expenses specifically relating to the Company or by allocation based on sales and asset amounts. Management believes that the methods used in the allocation of expenses, including accounting, treasury, legal, human resources, advertising, information technologies, basic research and development, and other corporate services, are reasonable. However, these allocations are not necessarily indicative of the costs and expenses that would have resulted if the Company had operated as a separate entity in the past, or the costs and expenses the Company may incur in the future. The information relating to NEC Electronics Corporation's relationship with NEC and NEC's affiliates and services between NEC Electronics Corporation and NEC and NEC's affiliates following the corporate separation is summarized in Note 11.

2. Significant Accounting Policies

NEC Electronics Corporation and its Japanese subsidiaries maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of the countries in which such subsidiaries are domiciled. Certain adjustments and reclassifications have been incorporated in the accompanying combined financial statements to conform with accounting principles generally accepted in the United States of America. These adjustments were not recorded in the statutory books of account.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Basis of combination

For purposes of financial reporting, certain foreign subsidiaries have a December 31 fiscal year end. Therefore, the Company recognizes the results of operations and financial position of such subsidiaries on a basis of a three month lag. There have been no significant transactions with such subsidiaries during the period from January 1 to March 31.

Special purpose entities ("SPEs") used in connection with the securitization of receivables and the leasing of property are not consolidated when the SPE is a qualifying SPE under the Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, or an independent third party absorbs a majority of the SPE's expected losses, receives a majority of the SPE's expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in the SPE.

Cash equivalents

All highly liquid investments with a maturity at their date of acquisition of three months or less are considered to be cash equivalents.

Foreign currency translation

Foreign currency transactions are translated at the applicable rates of exchange prevailing at the transaction dates. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange prevailing at that date. Exchange differences are charged or credited to income.

Assets and liabilities of foreign subsidiaries are translated into yen at applicable year-end rates of exchange and all revenue and expense accounts are translated at average rates of exchange prevailing during the year. The resulting translation adjustments are accumulated and included in accumulated other comprehensive income (loss) classified as part of shareholder's equity.

Allowance for doubtful notes and accounts

An allowance for doubtful notes and accounts is provided based on credit loss history and an evaluation of any specific doubtful notes and accounts.

Marketable securities and other investments

The Company classifies its marketable equity securities and debt securities as available-for-sale which are reported at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss), net of taxes. When a decline in value of the marketable security is deemed to be other-than-temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, the Company evaluates market conditions, trends of earnings, and other key measures. Realized gains or losses on the sale of marketable securities are based on the average cost of a particular security held at the time of sale.

Other investment securities are stated at cost.

Inventories

Inventories are stated at the lower of cost or market principally on a first-in, first-out basis.

The Company identifies slow moving and obsolete inventory, and writes down such inventory to its estimated market value based on assumptions about future demand and market conditions.

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the following estimated useful lives of the assets: buildings, 7 to 50 years, machinery and equipment, principally 5 to 7 years. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Leased assets meeting certain criteria are capitalized and amortized using the declining-balance method over the lease term.

License fees and other intangibles

License fees and other intangibles principally consist of prepaid license fees which are amortized on a straight-line basis over the contract term.

The Company reviews the carrying amount of license fees and other intangibles for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable.

Impairment of long-lived assets

Long-lived assets to be held and used are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

Long-lived assets to be disposed of by sale are evaluated at the lower of carrying amount or fair value less cost to sell.

Income taxes

The income tax provision (benefit) in the Company's combined statements of operations has been calculated on a separate company basis. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, using the enacted tax rates in effect for the year in which the temporary differences are expected to reverse. Deferred tax assets are also recognized for the estimated future tax benefits attributable to operating loss carryforwards. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Pro forma net income (loss) per share

Pro forma net income (loss) per share has been calculated assuming that 100,000,000 shares of common stock, which were issued at the formation of the Company, had been outstanding during the period.

Revenue recognition

Revenue from sales of product is recognized when the products are shipped. Revenue from services, related to assembly and test for semiconductor products, is recognized as the service is provided. A sales rebate to certain distributors is recognized as a reduction of revenue on a systematic and rational allocation of the cost based on each of the underlying revenue transactions that results in progress by the distributors toward earning the rebate.

Derivative financial instruments

The Company recognizes all derivative financial instruments in the combined financial statements at fair value regardless of the purpose or intent for holding the derivative financial instruments. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholder's equity as a component of other comprehensive income (loss) depending on whether the derivative financial instruments qualify for hedge accounting, and if so, whether they qualify as a fair value hedge or a cash flow hedge. Changes in the fair value of derivative financial instruments accounted for as a fair value hedge are recorded in income along with the portion of the change in the fair value of the hedged item that relates to the hedged risk. Changes in the fair value of derivative financial instruments accounted for as a cash flow hedge, to the extent they are effective as a hedge, are recorded in other comprehensive income (loss), net of tax. Changes in the fair value of derivative financial instruments not qualifying as a hedge are reported in income.

Prior to April 1, 2001, the Company used forward exchange contracts for hedging purposes. For forward exchange contracts, gains and losses on contracts designated as hedges were recognized in income and were offset against the foreign exchange differences in the underlying assets and liabilities. The discounts and premiums on forward exchange contracts were amortized over the lives of the respective contracts and included in interest expense. The related receivable or payable was included in other current assets or other current liabilities.

Securitization of receivables

In some cases, the Company retains certain interests in trade receivables sold in securitizations. When the Company sells the receivables in a securitization transaction, the carrying value of the receivables is allocated to the portion retained and the portion sold, based on their relative fair value at the sale date. Gain or loss on the sale of the receivables is calculated based on the allocated carrying value of the receivables sold. Retained interests are initially recorded at the allocated carrying value of the receivables based on their fair value and are periodically reviewed for impairment. The Company generally estimates fair value based on the present value of future expected cash flows using certain assumptions; credit losses and discount rates commensurate with the risks involved.

Guarantees

Effective on January 1, 2003, the Company adopted the Financial Accounting Standards Board ("FASB") Interpretation ("Interpretation") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* As a result of adopting Interpretation No. 45, the Company recognizes, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002.

New accounting standards

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, which is required to be adopted for years beginning after June 15, 2002. Under SFAS No. 143, a liability for an asset retirement obligation is recognized in the period in which it is incurred and is initially measured at fair value. The Company will adopt the new rules on asset retirement obligations effective April 1, 2003. Due to the long-term leasing arrangements of certain buildings, the expected impact of adoption of SFAS No. 143 on the Company's financial position or results of operations has not yet been determined.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities*, which addresses the consolidation of variable interest entities such as special purpose entities. Interpretation No. 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The Company will apply the new rules in the fiscal year beginning April 1, 2004, to variable interest entities in which it holds a variable interest that it acquired before February 1, 2003. The Company does not expect Interpretation No. 46 to have a significant effect on its financial position or results of operations.

Reclassifications

Certain accounts in the combined financial statements for the years ended March 31, 2001 and 2002 have been reclassified to conform to the 2003 presentation.

3. U.S. Dollar Amounts

U.S. dollar amounts are included solely for the convenience of the readers of the combined financial statements. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars.

As the amounts shown in U.S. dollars are for convenience only, the rate of ¥118 = U.S.$1, the approximate current rate at March 31, 2003, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying combined financial statements.

4. Marketable Securities

The following is a summary of marketable equity securities which are classified as available-for sale:

	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
	(Millions of yen)			
March 31, 2002	¥6,378	¥3,605	¥165	¥ 9,818
March 31, 2003	4,530	914	76	5,368

	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
	(Thousands of U.S. dollars)			
March 31, 2003	$38,390	$7,746	$ 644	$45,492

Proceeds from sales of available-for-sale securities were ¥1,016 million, ¥20 million and ¥329 million ($2,788 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively. Gross realized gains were ¥870 million, ¥11 million and ¥162 million ($1,373 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively, and gross realized losses, including writedowns, were ¥84 million, ¥635 million and ¥1,689 million ($14,314 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

5. Inventories

Inventories at March 31, 2002 and 2003 consisted of the following:

	March 31		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Finished products	¥33,697	¥27,038	$229,136
Work in process and semifinished components	39,408	34,360	291,186
Raw materials and purchased components	21,032	15,679	132,873
	¥94,137	¥77,077	$653,195

6. License Fees and Other Intangibles

License fees and other intangibles subject to amortization at March 31, 2002 and 2003 consisted of the following:

	March 31					
	2002		2003		2003	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	(Millions of yen)				(Thousands of U.S. dollars)	
License fees	¥16,500	¥7,904	¥17,364	¥9,356	$147,153	$ 79,288
Other	8,135	4,587	7,903	4,717	66,974	39,975
	¥24,635	¥12,491	¥25,267	¥14,073	$214,127	$119,263

The aggregate amortization expense for the years ended March 31, 2001, 2002 and 2003 was ¥3,832 million, ¥3,818 million and ¥3,150 million ($26,695 thousand), respectively. The estimated amortization expense for the next five years is follows:

Year ending March 31:	(Millions of yen)	(Thousands of U.S. dollars)
2004	¥3,077	$26,076
2005	2,728	23,119
2006	1,782	15,102
2007	1,243	10,534
2008	1,088	9,220

7. Short-Term Borrowings and Long-Term Debt

Short-term borrowings, other at March 31, 2002 and 2003 were as follows:

	March 31		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Loans, principally from banks, including bank overdrafts (average interest rate of 1.56% in 2002 and 1.64% in 2003):			
Secured	¥ 633	¥ 3,530	$ 29,915
Unsecured	10,967	17,767	150,568
	¥11,600	¥21,297	$180,483

At March 31, 2003, the Company had unused lines of credit for short-term financing aggregating ¥50,000 million ($423,729 thousand) subject to commitment fees on the unused portion ranging from 0.15% to 0.20% with maturity of 364 days and ¥26,561 million ($225,093 thousand) with no commitment fees, and credit facility agreements aggregating ¥4,568 million ($38,712 thousand) with certain facility fees generally with maturity within one year.

Long-term debt at March 31, 2002 and 2003 was as follows:

	March 31		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Loans, principally from banks and insurance companies, due 2002 to 2008, with interest rates of 0.98% to 6.8% at March 31, 2002 and due 2003 to 2008 with interest rates of 0.039% to 5.68% at March 31, 2003:			
Secured	¥ 5,760	¥12,419	$105,246
Unsecured	15,779	81,410	689,915
	21,539	93,829	795,161
Less — portion due within one year	(7,875)	(5,038)	(42,695)
	¥13,664	¥88,791	$752,466

The Company is required to repay certain medium-term loans, the balance of which was ¥80,000 million ($677,966 thousand) at March 31, 2003, if net assets fall below ¥150,000 million ($1,271,186 thousand), operating cash flow would be negative for two consecutive half year periods, or NEC's ownership interest in the Company drops to 50% or less or the Company no longer is a consolidated subsidiary of NEC.

Property, plant and equipment with a net book value of ¥41,981 million ($355,771 thousand) was pledged as security for short-term borrowings and long-term debt at March 31, 2003.

The Company has agreements with lending banks to the effect that, with respect to all present or future loans with such banks, the Company shall provide collateral (including sums on deposit with such banks) or guarantors immediately upon the bank's request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all indebtedness to such banks.

Annual maturities on long-term debt during the next five years are as follows:

Year ending March 31:	(Millions of yen)	(Thousands of U.S. dollars)
2004	¥5,038	$42,695
2005	7,879	66,771
2006	57,913	490,788
2007	6,907	58,534
2008	16,065	136,144

8. Pension and Severance Plans

NEC Electronics Corporation and its subsidiaries in Japan have severance indemnity plans, non-contributory defined benefit pension plans, and contributory defined benefit pension plans that include a governmental welfare component which would otherwise be provided by the Japanese government. The governmental welfare pension contributions are funded in conformity with the requirements regulated by the Japanese Welfare Pension Insurance Law.

Effective November 1, 2002, the Company assumed responsibility for pension and severance benefits for its active employees, located in Japan, related to the severance indemnity plans and contributory defined benefit pension plans. Obligations related to retired employees located in Japan remain the responsibility of NEC. The related plan assets stayed with the trusteed fund associated with NEC's plans. In the combined financial statements, benefit obligations are based upon the participant data for the Company's active employees. Plan assets were allocated based upon benefit obligations.

On September 1, 2002, NEC received the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component of the Company's contributory defined benefit pension plans, over which the Japanese government will take responsibility. NEC, upon the final approval from the Japanese government during the year ending March 31, 2004, will be relieved of all past benefit obligations under the governmental welfare component of the plans, with the transfer to the Japanese government of certain specified amounts which will be provided from the assets of the Company's pension plans. The Company will account for the elimination of future benefit obligations and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction. Based on current assumptions, the Company estimates that this transaction would result in a decrease of approximately ¥80,000 million ($677,966 thousand) in the benefit obligations.

Most subsidiaries outside Japan have various retirement plans which are primarily defined contribution plans covering substantially all of their employees. The funding policy for the defined contribution plans is to annually contribute an amount equal to a certain percentage of the participant's annual salary.

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	March 31		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Change in benefit obligations:			
Benefit obligations at beginning of year	¥163,215	¥176,817	$1,498,449
Service cost	9,418	7,710	65,339
Interest cost	5,712	6,193	52,483
Actuarial loss	7,610	12,599	106,771
Benefits paid	(9,138)	(8,406)	(71,237)
Benefit obligations at end of year	176,817	194,913	1,651,805
Change in plan assets:*1			
Fair value of plan assets at beginning of year	84,524	85,143	721,551
Actual loss on plan assets	(4,117)	(9,992)	(84,678)
Employer's contributions	4,962	4,040	34,237
Employees' contributions	2,174	1,409	11,941
Benefits paid	(2,400)	(3,746)	(31,746)
Fair value of plan assets at end of year	85,143	76,854	651,305
Funded status	(91,674)	(118,059)	(1,000,500)
Unrecognized prior service cost and actuarial loss*2	42,302	65,511	555,178
Unrecognized net obligation at April 1, 1989 being recognized over 17 years	1,040	781	6,619
Net amounts recognized	¥(48,332)	¥(51,767)	$ (438,703)
Amounts recognized in the combined balance sheets consist of:			
Accrued pension and severance costs	¥(75,318)	¥(100,030)	$ (847,712)
Accumulated other comprehensive (income) loss, pretax	26,986	48,263	409,009
Net amounts recognized	¥(48,332)	¥(51,767)	$ (438,703)

*1 The plan assets consist principally of corporate equity securities, government securities and corporate debt securities.

*2 Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan, which is currently 17 years.

The weighted-average assumptions used in the accounting for the plans at March 31, 2002 and 2003 were as follows:

	March 31	
	2002	2003
Discount rate	3.5%	3.0%
Rate of increase in future compensation level	1.7%-3.8%	1.7%-3.8%
Expected long-term rate of return on plan assets	4.0%	4.0%

As a result of a change in the discount rate at March 31, 2003, benefit obligations increased by ¥16,386 million ($138,864 thousand).

Components of net pension and severance cost for all defined benefit plans including both the Company's and the employees' contributory portion of such plans for the years ended March 31, 2001, 2002 and 2003 were as follows:

	Year ended March 31			
	2001	2002	2003	2003
	(Millions of yen)			(Thousands of U.S. dollars)
Service cost	¥8,781	¥9,418	¥7,710	$ 65,339
Interest cost	5,903	5,712	6,193	52,483
Expected return on plan assets	(3,538)	(3,456)	(3,439)	(29,144)
Amortization of unrecognized prior service cost and actuarial loss	1,229	2,014	2,821	23,907
Amortization of unrecognized net obligation at April 1, 1989 being recognized over 17 years	259	259	259	2,195
Net pension and severance cost for all defined benefit plans	¥12,634	¥13,947	¥13,544	$114,780

The total cost for all defined benefit and defined contribution plans was as follows:

	Year ended March 31			
	2001	2002	2003	2003
	(Millions of yen)			(Thousands of U.S. dollars)
Net pension and severance cost for all defined benefit plans	¥12,634	¥13,947	¥13,544	$114,780
Employees' contributions to the contributory defined benefit pension plans	(2,033)	(2,174)	(1,409)	(11,941)
Pension and severance cost for defined contribution plans	1,473	1,108	628	5,322
Total cost for all defined benefit and defined contribution plans	¥12,074	¥12,881	¥12,763	$108,161

9. Income Taxes

Certain operating results of the Company had been included in NEC's income tax return. For periods prior to November 1, 2002, the operating results of the U.S. subsidiary had been included in the consolidated tax return of NEC's U.S. holding company. For purposes of the preparation of the accompanying combined financial statements, the Company has prepared its tax provision (benefit) as if it were a separate stand alone entity for all periods presented.

For Japanese tax purposes, operating loss carryforwards of ¥29,454 million and foreign tax credits of ¥1,754 million, which were related to NEC Electronic Corporation's business before the corporate separation, could not be transferred from NEC to the Company. Therefore, NEC provided the Company with a tax benefit of ¥12,370 million for operating loss carryforwards and of ¥1,754 million for foreign tax credit carryforwards through a reduction in short-term borrowings from NEC in the year ended March 31, 2002. Accrued income taxes of NEC Electronics Corporation, which amounted to ¥160 million at March 31, 2002, were included in short-term borrowings to related party because NEC agreed to settle such accrual through the payment of short-term borrowings.

The components of income (loss) before income taxes and the provision (benefit) for income taxes are as follows:

	Year ended March 31			
	2001	2002	2003	2003
	(Millions of yen)			(Thousands of U.S. dollars)
Income (loss) before income taxes:				
NEC Electronics Corporation and domestic subsidiaries	¥58,527	¥(70,159)	¥15,054	$127,576
Foreign subsidiaries	18,896	(13,726)	36	305
	¥77,423	¥(83,885)	¥15,090	$127,881
Provision (benefit) for income taxes:				
Current:				
NEC Electronics Corporation and domestic subsidiaries	¥28,822	¥ 515	¥ 9,091	$ 77,043
Foreign subsidiaries	4,706	1,250	1,522	12,898
	33,528	1,765	10,613	89,941
Deferred:				
NEC Electronics Corporation and domestic subsidiaries	(2,815)	(24,640)	(1,619)	(13,720)
Foreign subsidiaries	1,433	(6,148)	(760)	(6,441)
	(1,382)	(30,788)	(2,379)	(20,161)
	¥32,146	¥(29,023)	¥ 8,234	$ 69,780

The Company is subject to a number of different income taxes which, in the aggregate, result in a statutory tax rate in Japan of approximately 42.0% for the years ended March 31, 2001, 2002 and 2003. The Japanese government enacted a change in March 2003 and, accordingly, the statutory tax rate will be reduced to 40.5% effective April 1, 2004. A reconciliation between the reported total income tax provision (benefit) and the amount computed by multiplying the income (loss) before income taxes by the statutory tax rate is as follows:

	Year ended March 31			
	2001	2002	2003	2003
	(Millions of yen)			(Thousands of U.S. dollars)
Expected tax provision (benefit)	¥32,518	¥(35,232)	¥ 6,338	$ 53,712
Increase (decrease) in taxes resulting from:				
Changes in valuation allowance	118	2,555	(225)	(1,907)
Non-deductible expenses for tax purposes	214	167	53	449
International tax rate differences	(1,391)	1,213	964	8,169
Effect of change in statutory tax rate on deferred tax balances	—	—	1,736	14,712
Tax on undistributed earnings	1,087	564	1,452	12,305
Elimination of intercompany profit by loss subsidiaries	(27)	1,808	(1,742)	(14,763)
Other	(373)	(98)	(342)	(2,897)
Income tax provision (benefit)	¥32,146	¥(29,023)	¥ 8,234	$ 69,780

The significant components of deferred tax assets and liabilities at March 31, 2002 and 2003 were as follows:

	March 31		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Deferred tax assets:			
Intercompany profit between combined companies	¥ 97	¥ 2,338	$ 19,814
Investments	1,649	1,419	12,025
Research and development costs	15,852	14,625	123,941
Accrued bonus	3,247	5,558	47,102
Accrued pension and severance costs	29,668	37,193	315,195
Operating loss carryforwards	11,998	5,316	45,051
Other	8,582	7,242	61,373
	71,093	73,691	624,501
Less — valuation allowance	(10,066)	(8,021)	(67,975)
Total	¥ 61,027	¥65,670	$556,526
Deferred tax liabilities:			
Marketable securities	¥ 1,445	¥ 339	$ 2,873
Tax deductible reserve	4,526	4,071	34,500
Tax on undistributed earnings	2,214	1,637	13,873
Other	2,463	1,703	14,432
Total	¥ 10,648	¥ 7,750	$ 65,678

The valuation allowance is primarily related to deferred tax assets of certain combined subsidiaries with operating loss carryforwards for which there is uncertainty regarding realization. The net changes in the total valuation allowance for the years ended March 31, 2001, 2002 and 2003 were an increase of ¥4,419 million, an increase of ¥4,535 million and a decrease of ¥2,045 million ($17,331 thousand), respectively.

At March 31, 2003, the Company had operating loss carryforwards amounting to ¥23,937 million ($202,856 thousand) of which ¥9,946 million ($84,288 thousand) relates to domestic companies and will expire during the period from 2005 through 2008. The remainder of ¥13,991 million ($118,568 thousand) relates to foreign subsidiaries and, except for ¥3,524 million ($29,864 thousand) with no expiration date, will expire through 2023.

Realization of the net deferred tax assets is dependent on the Company generating sufficient taxable income prior to expiration of the operating loss carryforwards or the Company executing certain available tax strategies. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

10. Shareholder's Equity

(1) Retained earnings

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by NEC Electronics Corporation and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when the total amount of additional paid-in capital and the legal reserve equals 25% of the stated capital. The Japanese Commercial Code also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceed 25% of the stated capital, the amount of the excess (if any) is available for appropriations by the resolution of the shareholders.

The amount of retained earnings available for dividends is based on NEC Electronics Corporation's retained earnings determined in accordance with generally accepted accounting principles and the Commercial Code in Japan.

(2) Other comprehensive income (loss)

Change in accumulated other comprehensive income (loss) is as follows:

	Year ended March 31			
	2001	2002	2003	2003
	(Millions of yen)			(Thousands of U.S. dollars)
Foreign currency translation adjustments:				
Balance at beginning of year	¥ (9,575)	¥ 3,473	¥ 8,192	$ 69,423
Change in the current period	13,048	4,719	(3,248)	(27,525)
Balance at end of year	¥ 3,473	¥ 8,192	¥ 4,944	$ 41,898
Minimum pension liability adjustment:				
Balance at beginning of year	¥ (2,476)	¥(10,610)	¥(19,754)	$(167,407)
Change in the current period	(8,134)	(9,144)	(15,165)	(128,517)
Balance at end of year	¥(10,610)	¥(19,754)	¥(34,919)	$(295,924)
Unrealized gains (losses) on marketable securities:				
Balance at beginning of year	¥ 4,533	¥ 2,183	¥ 1,995	$ 16,907
Change in the current period	(2,350)	(188)	(1,509)	(12,788)
Balance at end of year	¥ 2,183	¥ 1,995	¥ 486	$ 4,119
Total accumulated other comprehensive income (loss):				
Balance at beginning of year	¥ (7,518)	¥ (4,954)	¥ (9,567)	$ (81,077)
Change in the current period	2,564	(4,613)	(19,922)	(168,830)
Balance at end of year	¥ (4,954)	¥ (9,567)	¥(29,489)	$(249,907)

NEC ELECTRONICS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Tax effect allocated to each component of other comprehensive income (loss) is as follows:

	Year ended March 31		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Millions of yen)		
2001:			
Foreign currency translation adjustments	¥ 13,048	¥ —	¥ 13,048
Minimum pension liability adjustment	(11,073)	2,939	(8,134)
Unrealized gains (losses) on marketable securities:			
Unrealized holding losses arising during period	(3,266)	1,372	(1,894)
Less: reclassification adjustments for gains realized in net income (loss)	(786)	330	(456)
Other comprehensive income (loss)	¥ (2,077)	¥4,641	¥ 2,564
2002:			
Foreign currency translation adjustments	¥ 4,719	¥ —	¥ 4,719
Minimum pension liability adjustment	(11,644)	2,500	(9,144)
Unrealized gains (losses) on marketable securities:			
Unrealized holding losses arising during period	(948)	398	(550)
Less: reclassification adjustments for losses realized in net income (loss)	624	(262)	362
Other comprehensive income (loss)	¥ (7,249)	¥2,636	¥ (4,613)
2003:			
Foreign currency translation adjustments	¥ (3,248)	¥ —	¥ (3,248)
Minimum pension liability adjustment	(21,277)	6,112	(15,165)
Unrealized gains (losses) on marketable securities:			
Unrealized holding losses arising during period	(4,129)	1,734	(2,395)
Less: reclassification adjustments for losses realized in net income (loss)	1,527	(641)	886
Other comprehensive income (loss)	¥(27,127)	¥7,205	¥(19,922)

	Year ended March 31		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Thousands of U.S. dollars)		
2003:			
Foreign currency translation adjustments	$ (27,525)	$ —	$ (27,525)
Minimum pension liability adjustment	(180,314)	51,797	(128,517)
Unrealized gains (losses) on marketable securities:			
Unrealized holding losses arising during period	(34,992)	14,695	(20,297)
Less: reclassification adjustments for losses realized in net income (loss)	12,941	(5,432)	7,509
Other comprehensive income (loss)	$(229,890)	$61,060	$(168,830)

11. Related Parties

In the normal course of business, the Company purchases components, supplies, and services from and sells its products to NEC and NEC's affiliates. Purchases from and sales to NEC and NEC's affiliates are generally based on market prices. The semiconductor products the Company sells to NEC are mainly for mobile handsets, computers, and computer peripherals. The Company purchases and leases machinery and equipment from NEC's affiliates based on market prices. (See Note 15. for lease transactions with NEC and NEC's affiliates.)

For periods prior to the corporate separation, the Company had various transactions with NEC and NEC's affiliates. The Company accessed NEC's laboratories and utilized NEC's research on fundamental technologies. NEC allocated any expenses related to such basic research for each period. NEC Logistics, Ltd. ("NEC Logistics"), a wholly owned subsidiary of NEC, provided the Company with transportation and distribution services for the Company's products, and charged a fee. NEC manages its financing activities geographically through its financing subsidiaries. The subsidiaries which had an excess of funds provided the funds to NEC's financing subsidiaries and received interest of 1.75% - 7.52% for the years ended March 31, 2001 and 2002 and 1.78% - 3.20% for the seven months ended October 31, 2002. The funds provided are included in loans receivable from related party. NEC and its financing subsidiaries provided operating funds to the Company and charged interest based on market interest rates at 0.81% - 6.24% and 0.54% - 4.30% for the years ended March 31, 2001 and 2002, respectively, and 0.54% - 3.45% for the seven months ended October 31, 2002. In addition, NEC Electronics Corporation had forward exchange contracts with NEC. (See Note 12. for details related to forward exchange contracts.) NEC had also provided research and development, advertising and other corporate services to the Company. The accompanying statements of operations included the expenses related to these services, which were charged directly or allocated to the Company.

Following the corporate separation, the Company has entered into a number of service and leasing arrangements with NEC and NEC's affiliates. The following is a summary of certain agreements and arrangements with NEC and NEC's affiliates.

Intellectual Property Cross-License Agreement with NEC

Pursuant to the corporate separation plan, NEC transferred most of its semiconductor-related intellectual property to the Company. Other key intellectual property necessary for the Company's business, however, was retained by NEC or NEC's direct and indirect subsidiaries. The Company entered into an agreement with NEC governing the use of each company's and each company's subsidiaries' intellectual property rights while provided for cross-licensing arrangements for both companies and their subsidiaries. Under the cross-license agreement, neither NEC nor the Company pays any license fees to the other.

Payment of License Fees to Third Parties. The Company has agreed to pay for all license fees which are due under the license agreements that were transferred to the Company. To the extent that any license fees are payable under a license agreement between NEC and a third party, the Company will be responsible for the portion of the license fee relating to its operations under that license agreement.

Research Agreement with NEC

The Company accesses NEC's laboratories and utilizes NEC's research on fundamental technologies. The specific terms will be decided on a project by project basis and provided for in separate agreements. Under the basic research agreement, any research accomplishments and intellectual property rights that are created from the research provided by NEC to the Company under the agreement will be owned solely by NEC, if the research accomplishments and intellectual property rights were developed by the employees of NEC; and jointly by the Company and NEC, if the research accomplishments and intellectual property rights were developed by the Company's employees and the employees of NEC.

NEC will grant to the Company a perpetual, royalty-free license to use the research accomplishments and intellectual property rights that are created under the research agreement but will be owned by NEC. The Company may not grant sublicenses or rights of use for the research accomplishments and intellectual property to third parties without prior written consent from NEC.

The Company and NEC will each have a perpetual, royalty-free license to use and license the research accomplishments and intellectual property that are created under the research agreement but will be jointly owned by the Company and NEC. Both parties will jointly pay for any application and maintenance costs involved in the intellectual property jointly owned by them.

The agreement will expire when the Company ceases to be a subsidiary of NEC or March 31, 2006, but will be automatically renewed annually unless either party provides three months prior notice.

Services Agreements with NEC

As of November 1, 2002, the Company has entered into various service agreements with NEC that govern the terms of the services provided by NEC. Although the service agreements may generally be extended by the parties, NEC is under no obligation to do so.

Real Estate Leases. The Company leases some of its principal facilities from NEC, including its corporate headquarters and its plants in Tamagawa, Japan and Sagamihara, Japan. Under the agreement, the Company pays ¥334 million ($2,831 thousand) per month. Each of these real estate leases expires on October 31, 2003, but may be renewed annually unless either party provides three months prior notice. (See Note 15. for lease transactions with NEC and NEC's affiliates.)

The Company shares NEC's corporate housing facilities as well as some of NEC's other facilities, such as a cafeteria and health care center. The corporate housing agreement and the facility sharing agreement expire on March 31, 2003, and is automatically renewed for an annual period unless either party provides three months prior notice, with mutually agreed upon rent adjustments. The Company pays ¥230 million ($1,949 thousand) to NEC per month under the corporate housing agreement and facility sharing agreement.

Other services. The Company has entered into a number of agreements with NEC for NEC to provide the Company with various services, including:

- application services using information technology relating to the Company's general administrative systems, procurement system for materials and supplies, and other information systems;
- general administrative and operational services, including training, information collection and research, web-hosting, intellectual property registration, and bulk-purchasing of supplies; and
- computer software licenses relating to the personnel, export control, patent registration and construction and equipment purchasing systems.

The application services and the general administrative and operational services agreements expire on March 31, 2003, but are automatically renewed for an annual period, unless either party provides three months prior notice, with mutually agreed upon fee adjustments. The Company pays ¥80 million ($678 thousand) per month under the application services and the general administrative and operational services agreements and the Company has extended these agreements.

The computer software license agreement was provided to the Company in perpetuity for a fee of ¥100 million ($847 thousand).

Agreement with NEC Logistics

The Company has entered into a master agreement with NEC Logistics for the transportation and distribution of the Company's products. The specific terms of the agreement, such as the services provided and the fee schedule is specified separately between the parties. The term of the agreement is from November 1, 2002 to October 31, 2003, subject to automatic renewal.

Intercompany Loans from NEC's Financing Subsidiaries

Since the corporate separation, the Company has continued, and in the future will continue, to lend the Company's excess cash funds, if any, to NEC's financing subsidiaries if lending conditions are equal to or more favorable to the Company compared to those offered by financial institutions. The Company received interest of 1.00% - 3.20% for the year ended March 31, 2003.

Forward Exchange Contracts with NEC

NEC Electronics Corporation has forward exchange contracts with NEC. Prior to the corporate separation, the Company did not pay NEC any fees for forward exchange contracts because the Company was part of NEC although an amount equivalent to any portion of a fee NEC paid was included in the expenses allocated to the Company. Since the corporate separation, the Company has paid, and expects to continue to pay, NEC fees for these contracts at a comparable level to what is charged to NEC by financial institutions. (See Note 12. for details related to forward exchange contracts.)

Other Arrangements with NEC's Affiliates

The Company has entered into, or assumed pursuant to the corporate separation plan, the following arrangements with a number of affiliates of NEC to provide the Company with various services:

- sale and leaseback arrangements with NEC Leasing Ltd. ("NEC Leasing") under which NEC Leasing leases to the Company certain manufacturing equipment in the Company's plants in Tamagawa, Japan and Sagamihara, Japan (See Note 15. for details related to leasing arrangements.);
- an administrative agreement with NEC Professional Support Ltd. for human resource service relating to the Company's employees such as salary calculations and administrative work and expense processing of transfers and business trips. The Company pays a monthly fee of ¥2,000 ($17) per employee in Japan and ¥9,700 ($82) per employee outside of Japan;
- intellectual property services agreement with NEC Patent Services Ltd. for services such as assistance in the filing of patent applications and other registrations of intellectual property, patent research and information gathering services; and
- service agreements with NEC Hiroshima,Ltd. and Shanghai Hua Hong NEC Electronics Company, Limited under which they will manufacture some of the Company's LSI products at their plants.

System Implementation Contractor Agreement with NEC

The Company has entered into a multi year agreement with NEC under which NEC serves as prime contractor for the implementation of the Company's new global information management system. At March 31, 2003, ¥814 million ($6,898 thousand) of capitalized software is included in construction in progress and ¥235 million ($1,992 thousand) of expenses related to the implementation of the system has been charged to income for the year ended March 31, 2003.

NEC ELECTRONICS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Brand Name License Agreement

In April 2003, the Company entered into brand name license agreement with NEC, under which NEC granted the Company a license for the right to use the letters "NEC" as part of the Company's trade name and to use the "NEC" mark as its trademark, service mark and corporate mark. Under the agreement, the Company agreed to pay a license fee based on certain percentage of sales. Management expects such fee will be approximately ¥3 billion ($25 million) for the year ending March 31, 2004.

Transactions with related parties for the years ended March 31, 2001, 2002 and 2003 were as follows:

	Year ended March 31, 2001		
	NEC	NEC's affiliates	Total
	(Millions of yen)		
Sales	¥83,752	¥73,562	¥157,314
Purchases of components, supplies, and services	35,455	40,350	75,805
Purchases of machinery and equipment	—	69,591	69,591
Shipping and handling cost	—	11,012	11,012
Lease payment	569	3,885	4,454
Research and development	8,510	—	8,510
Advertising cost	1,849	—	1,849
Other selling, general and administrative	2,839	8,575	11,414
Interest income	—	22	22
Interest expense	537	136	673

	Year ended March 31, 2002		
	NEC	NEC's affiliates	Total
	(Millions of yen)		
Sales	¥68,139	¥103,155	¥171,294
Purchases of components, supplies, and services	62,236	23,178	85,414
Purchases of machinery and equipment	—	31,868	31,868
Shipping and handling cost	—	8,121	8,121
Lease payment	706	3,646	4,352
Research and development	9,002	31	9,033
Advertising cost	1,133	—	1,133
Other selling, general and administrative	5,708	7,317	13,025
Interest income	—	84	84
Interest expense	474	547	1,021

	Year ended March 31, 2003		
	NEC	NEC's affiliates	Total
	(Millions of yen)		
Sales	¥23,043	¥86,297	¥109,340
Purchases of components, supplies, and services	47,273	39,568	86,841
Purchases of machinery and equipment	—	28,503	28,503
Shipping and handling cost	—	8,922	8,922
Lease payment	2,973	6,130	9,103
Research and development	7,298	—	7,298
Advertising cost	397	—	397
Other selling, general and administrative	5,173	4,133	9,306
Fees for forward exchange contracts	3	—	3
Interest income	2	145	147
Interest expense	386	399	785

	Year ended March 31, 2003		
	NEC	NEC's affiliates	Total
	(Thousands of U.S. dollars)		
Sales	$195,280	$731,330	$926,610
Purchases of components, supplies, and services	400,619	335,322	735,941
Purchases of machinery and equipment	-	241,551	241,551
Shipping and handling cost	-	75,610	75,610
Lease payment	25,195	51,949	77,144
Research and development	61,847	—	61,847
Advertising cost	3,364	—	3,364
Other selling, general and administrative	43,839	35,025	78,864
Fees for forward exchange contracts	25	—	25
Interest income	17	1,229	1,246
Interest expense	3,271	3,382	6,653

12. Financial Instruments

The carrying amounts of cash and cash equivalents, notes and accounts receivable, trade, loans receivable from related party, short-term borrowings, notes and accounts payable, trade, accounts payable, other and accrued expenses, accrued income taxes and other current assets and liabilities approximated fair value because of their short-term maturities. The carrying amounts and estimated fair values of long-term debt, including current portion, and forward exchange contracts at March 31, 2002 and 2003 were summarized as follows:

	March 31					
	2002		2003		2003	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Millions of yen)				(Thousands of U.S. dollars)	
Long-term debt, including current portion	¥(21,539)	¥(21,782)	¥(93,829)	¥(94,426)	$(795,161)	$(800,220)
Forward exchange contracts	(146)	(146)	(108)	(108)	(915)	(915)

The fair value of long-term debt is estimated using market quotes, or where market quotes are not available, using estimated discounted future cash flows. The carrying amounts and estimated fair values of marketable securities are disclosed in Note 4. Investments in equity securities, included in investments, other, with an aggregate carrying amount of ¥2,159 million and ¥2,565 million ($21,737 thousand) at March 31, 2002 and 2003, respectively, consist of numerous investments in securities of non-public companies. It is not practicable to reasonably estimate the fair value of these investments. The fair value of forward exchange contracts is estimated by obtaining quotes for futures contracts with similar maturities.

The Company had forward exchange contracts with NEC to offset the adverse impact of fluctuations in foreign currency exchange rates on assets and liabilities denominated in foreign currencies arising from the Company's operating activities. The terms of the forward exchange contracts are based on the market quotes for futures contracts. The Company has policies and procedures for risk management and the approval, reporting and monitoring of derivative financial instruments. The Company's policies prohibit holding or issuing derivative financial instruments for trading purposes.

At March 31, 2002 and 2003, the Company had outstanding forward exchange contracts which mature through June 2002 and June 2003, respectively. The forward exchange contracts are not designated as hedging instruments under SFAS No. 133, and changes in fair value of forward exchange contracts are recognized in income as offsets to the remeasurement of the assets and liabilities denominated in foreign currencies. The related receivable or payable is included in other current assets or other current liabilities.

13. Securitization of Receivables

The Company has several securitization programs under which certain trade receivables are sold, without recourse, to SPEs. Simultaneously, the SPEs sell an interest in those receivables to a large financial institution. In certain securitizations, the subsidiaries have retained subordinated interests.

The Company services, administers and collects the securitized trade receivables on behalf of the SPEs and the costs and fees of servicing, administrating and collecting are not significant. For the years ended March 31, 2001, 2002 and 2003, the Company has recorded losses of ¥530 million, ¥209 million and ¥115 million ($975 thousand) related to the securitization transactions. Fair value of retained interests at March 31, 2003 is ¥798 million ($6,763 thousand), and expected credit loss and discount rate used in measuring the retained interests related to the securitization transactions completed during the year ended March 31, 2003 were 0.0% and 1.7% respectively.

At March 31, 2003, adverse changes of 10% and 20% to the key economic assumptions on the fair value of retained interests have no material impact on carrying value of retained interests due to a low level of expected credit losses and the short-term maturities of the receivables.

A summary of cash flows received from SPEs for all securitization activities that occurred in the years ended March 31, 2001, 2002 and 2003 was as follows:

	Year ended March 31			
	2001	2002	2003	2003
	(Millions of yen)			(Thousands of U.S. dollars)
Proceeds from new securitization	¥132,495	¥43,449	¥92,560	$784,407
Cash flows received on retained interests	16,281	5,193	6,512	55,186

The components of securitized financial assets and other assets managed together at March 31, 2002 and 2003 were as follows:

	March 31		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Notes and accounts receivables, trade managed or securitized	¥85,990	¥116,480	$987,119
Less: assets securitized	(2,491)	(18,551)	(157,212)
Assets held in portfolio	¥83,499	¥97,929	$829,907

At March 31, 2002 and 2003, delinquent amounts from notes and accounts receivable, trade, including assets securitized, and net credit losses were insignificant.

14. Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses amounted to ¥3,624 million, ¥2,538 million and ¥1,659 million ($14,059 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively. These advertising costs included the allocation of costs from NEC before the corporate separation. The allocated amount for the years ended March 31, 2001, 2002 and 2003 was ¥1,849 million, ¥1,133 million and ¥397 million ($3,364 thousand), respectively.

15. Leasing Arrangements

The Company leases certain land, buildings, facilities and equipment for its own use.

The gross amount of leased assets under capital lease which are leased from NEC included in buildings was ¥6,887 million ($58,364 thousand) at March 31, 2003. Accumulated depreciation of the leased assets at March 31, 2003 was ¥1,823 million ($15,449 thousand). In addition, the gross amount of leased assets under capital leases, majority of which is from NEC Leasing, included in machinery and equipment were ¥8,795 million and ¥3,584 million ($30,373 thousand) at March 31, 2002 and 2003, respectively. Accumulated depreciation of the leased assets at March 31, 2002 and 2003 was ¥7,494 million and ¥2,484 million ($21,051 thousand), respectively.

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments at March 31, 2003:

Year ending March 31:	(Millions of yen)	(Thousands of U.S. dollars)
2004	¥1,364	$11,559
2005	993	8,415
2006	796	6,746
2007	550	4,661
2008	409	3,466
2009 and thereafter	4,788	40,577
Total minimum lease payments	8,900	75,424
Less — amount representing interest	2,241	18,992
Present value of net minimum lease payments	6,659	56,432
Less — current obligation	1,105	9,364
Long-term lease obligation	¥5,554	$47,068

Rental expense under operating leases was ¥34,119 million, ¥36,080 million and ¥34,329 million ($290,924 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively. The rental expense for the years ended March 31, 2001, 2002 and 2003 included the rental expense of ¥1,014 million, ¥2,603 million and ¥7,581 million ($64,246 thousand) under operating leases with NEC's affiliates, respectively.

Future minimum rental payments are as follows:

Year ending March 31:	(Millions of yen)	(Thousands of U.S. dollars)
2004	¥17,606	$149,203
2005	13,374	113,339
2006	10,677	90,483
2007	2,783	23,585
2008	850	7,203
2009 and thereafter	893	7,568

The Company has several leasing agreements for machinery and equipment which are accounted for as an operating lease. Certain lease agreements provide for initial terms generally of one year with options to extend the initial terms up to an additional four years. In addition, under the leasing agreements, the Company is obligated to guarantee the residual value of machinery and equipment when the Company returns such machinery and equipment at the end of lease term. At March 31, 2003, the maximum amount of the recognized residual value guarantee was approximately ¥21,000 million ($177,966 thousand).

16. Commitments

Commitments outstanding at March 31, 2003 for the purchase of property, plant and equipment approximated ¥4,700 million ($39,831 thousand).

17. Segment Information

Sales from external customers by market application for the years ended March 31, 2001, 2002 and 2003 were as follows:

	Year ended March 31			
	2001	2002	2003	2003
	(Millions of yen)			(Thousands of U.S. dollars)
Communications	¥134,228	¥ 87,327	¥ 97,002	$ 822,051
Computing and Peripherals	171,476	143,713	125,901	1,066,958
Consumer Electronics	109,140	119,789	147,127	1,246,839
Automotive and Industrial	63,649	64,472	80,109	678,890
Multi-market ICs	140,852	85,245	84,465	715,805
Discrete, Optical and Microwave Devices	176,874	112,347	117,971	999,754
Other	34,537	71,375	72,518	614,559
	¥830,756	¥684,268	¥725,093	$6,144,856

Sales, which are attributed to geographic areas based on the country location of NEC Electronics Corporation or its subsidiary that transacted the sale with the external customer, geographic profit (loss) for the years ended March 31, 2001, 2002 and 2003 and long-lived assets at March 31, 2002 and 2003 were as follows. Although the disclosure of geographic profit (loss) is not required under accounting principles generally accepted in the United States of America, the Company discloses this information as supplemental information due to the disclosure requirements of the Japanese Securities and Exchange Law.

	Year ended March 31			
	2001	2002	2003	2003
	(Millions of yen)			(Thousands of U.S. dollars)
Net sales:				
Japan	¥526,695	¥455,367	¥477,491	$4,046,533
United States of America	103,425	61,143	64,577	547,263
Europe	67,771	55,376	63,913	541,636
Asia	132,865	112,382	119,112	1,009,424
Total	¥830,756	¥684,268	¥725,093	$6,144,856
Geographic profit (loss):				
Japan	¥ 54,018	¥(34,189)	¥ 29,276	$ 248,102
United States of America	4,753	(7,791)	(3,522)	(29,847)
Europe	6,270	517	1,197	10,144
Asia	5,061	1,446	3,252	27,559
Total	¥ 70,102	¥(40,017)	¥ 30,203	$ 255,958

	March 31		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Long-lived assets:			
Japan	¥297,374	¥266,256	$2,256,407
United States of America	8,953	6,465	54,788
Europe	3,338	3,088	26,169
Asia	33,956	26,681	226,110
Total	¥343,621	¥302,490	$2,563,474

Transfers between geographic areas are made at arm's-length prices.

The sales to NEC and NEC's affiliates were accounted for 19%, 25% and 15% of total sales for the years ended March 31, 2001, 2002 and 2003, respectively. In addition, the Company sells a significant portion of its semiconductor products through a network of independent sales distributors. The Company relies on six key distributors for 39%, 36% and 44% of total sales for the years ended March 31, 2001, 2002 and 2003, respectively. At March 31, 2002 and 2003, the Company had accounts receivable, trade of ¥12,529 million and ¥13,992 million ($118,576 thousand), respectively, from these distributors. In addition, at March 31, 2002 and 2003, the Company had guarantee deposits received of ¥1,767 million and ¥1,447 million ($12,263 thousand), respectively, from these distributors as a collateral.